RICHARDSON & ASSOCIATES ATTORNEYS AT LAW

June 14, 2018

Via Edgar

Mail Stop 4546

Ms. Mary Beth Breslin

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Med-X, Inc.
Offering Statement on Form 1-A – Post Qualification Amendment Number 5 Filed on May 16, 2018 Originally Filed August 27, 2015 File No. 024-10472

Dear Ms. Breslin:

Enclosed for filing on behalf of Med-X, Inc. is Amendment Number Six to the Offering Statement on Form 1-A originally filed with the Securities and Exchange Commission on August 27, 2015. The following is our response to the comments in your correspondence to us, dated June 11, 2018, regarding the above referenced filing on Form 1-A for Med-X, Inc.:

Summary of Risk Factors, page 1

We have added an additional bullet point to the Summary of Risk Factors on page one of the Offering Circular to highlight the fact that our Chairman, President and Chief Operating Officer, Matthew Mills, holds approximately 58% of the total shareholder voting power and can control the outcome of any matter submitted to a shareholder vote.

Principal Shareholders, page 42

We have revised the Principal Shareholders section of the Offering Circular to provide disclosure required by Item 12 of Form 1-A of Regulation A with respect to the Series A Preferred Stock issued by Med-X, Inc.

We respectfully request that the Securities and Exchange Commission qualify our Offering Statement on Monday, June 25, 2018, at 1:00pm Eastern Daylight Time.

Very truly yours,

Mark J. Richardson, Esq.

Cc:	Matthew Mills, President
Ronald Tchorzewski, Chief Financial Officer

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